Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 www.gibsondunn.com Ryan Murr Direct: +1 415.393.8373 Mobile: +1 858.232.0349 RMurr@gibsondunn.com

VIA ELECTRONIC MAIL AND EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street NE
Washington, D.C. 20549
Attention: Mr. Daniel Duchovny

August 15, 2025

Re:	iTeos Therapeutics, Inc.
Schedule TO-T filed by Concentra Biosciences, LLC, Concentra Merger Sub
VIII, Inc., Tang Capital Partners, LP, and Tang Capital Management, LLC
Filed August 1, 2025
File No. 005-91596

Dear Mr. Duchovny:

On behalf of Concentra Biosciences, LLC (“Parent”), Concentra Merger Sub VIII, Inc. (“Merger Sub”, and collectively with Parent, Tang Capital Partners, LP and Tang Capital Management, LLC, the “Co-Offerors”), please find responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2025 (“Letter”), with respect to its Schedule TO-T originally filed on August 1, 2025 (the “Schedule TO”) and the Offer to Purchase, dated August 1, 2025 (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Concurrently with delivery of this letter, the Co-Offerors have filed an amendment to the Schedule TO-T (the “Schedule TO Amendment”), which reflects revisions to address the Staff’s comments.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Schedule TO Amendment and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

Schedule TO-T

1.
We note that the merger agreement, filed as exhibit (d)(1) to this Schedule TO, refers, in section 2.01(c) to a Schedule I. We also note that such schedule does not appear to have been filed. Please file the schedule or advise.

Response: In response to the Staff’s comment, the Co-Offerors have filed a Schedule TO Amendment and included Schedule I in the Merger Agreement filed as Exhibit (d)(1) to the Schedule TO Amendment. As described in Section 2.01(c)(ii) of the Merger Agreement, Schedule I was attached for illustrative purposes only to show how Closing Net Cash is calculated. Thus, the Co-Offers have redacted the illustrative numbers used in such Schedule.

2.
We note the repeated use of the term “certain” in your description of the terms of the Limited Guaranty. Please revise your disclosure to provide additional details such that security holders are able to ascertain the terms of the guaranty.

Response: In response to the Staff’s comment, the Co-Offerors have revised the disclosures regarding the Limited Guaranty in the Schedule TO Amendment to add the following underlined language and remove the following strikethrough language to the third paragraph of the cover page and the third paragraph of the “Summary Term Sheet” on page 1 of the Offer to Purchase. The Co-Offerors have also made conforming edits to the “Introduction” on page 13 and to “—7. Summary of the Merger Agreement and Certain Other Agreements” on page 47 of the Offer to Purchase.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to iTeos’ willingness to enter into the Merger Agreement and the CVR Agreement, Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to iTeos a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of iTeos and the ~~Representative~~ representative of the holders of the CVRs (the “Representative”) ~~to be~~ that will be a party to the CVR Agreement ~~(the “Representative”)~~, in respect of ~~certain obligations of Parent and Merger Sub under the Merger Agreement and the CVR Agreement. Certain obligations under the Limited Guaranty are subject to a cap of $465,000,000, which includes certain Enforcement Costs, under the Merger Agreement and an amount equivalent to the CVR Proceeds (as defined below), plus certain Enforcement Costs up to the CVR Expense Cap, under the CVR Agreement.~~ the obligations of Parent and Merger Sub with respect to (i) the prompt payment of all amounts payable by Parent and/or Merger Sub under the Merger Agreement, (ii) the payment of monetary damages in connection with fraud or willful breach by Parent or Merger Sub pursuant to a final non-appealable judgment by a court of competent jurisdiction (and related enforcement costs), and (iii) the payment obligations and performance of the covenants of Parent and Merger Sub set forth in the CVR Agreement, including to pay (A) amounts due thereunder and (B) any costs and expenses incurred in connection with enforcing the Merger Agreement by legal action against Parent or Merger Sub for willful breach to the extent such enforcement actions result in a judgment against Parent or Merger Sub. The Guarantor’s obligations with respect to items (i) and (ii) described above are subject to a cap of $465,000,000. The Guarantor’s obligations with respect to item (iii)(A) described above are subject to a cap equal to the aggregate CVR Proceeds (as defined below) and the Guarantor’s obligations with respect to item (iii)(B) described above are subject to a cap equal to the CVR Expense Cap. Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Offer to Purchase.

3.
Refer to the question “What is the CVR and how does it work?” In the third bullet point you describe the Additional Closing Net Cash Proceeds. Please revise this disclosure to describe in detail the various reductions to the Closing Net Cash specified in the merger agreement.

Response: In response to the Staff’s comment, the Co-Offerors have revised the third bullet point of the question “What is the CVR and how does it work?” in the section entitled “Summary Term Sheet” in the Offer to Purchase, to add the following underlined language and remove the following strikethrough language:

Any Additional Closing Net Cash Proceeds would be calculated and payable based on the realization of any net savings equal to the amount by which the Closing Net Cash as finally determined pursuant to the merger agreement exceeds $475,000,000, adjusted downward for any claims or downward or upward, as applicable, for any changes in amounts accrued in the Closing Net Cash that, in each case: (i) are not accounted for in such Closing Net Cash; (ii) Parent reasonably determines to be valid; and (iii) arise prior to the CVR Payment Date ~~(as defined in the CVR Agreement)~~ with respect to any Additional Closing Net Cash Proceeds~~.~~, which is no later than thirty (30) days following the Merger Closing Date. We cannot predict whether any net savings will be realized at all, or to what extent. Net savings would depend upon various unknown factors, including unforeseen claims and costs that iTeos may incur. “Closing Net Cash” as defined in the Merger Agreement and as used herein, means, without duplication, (i) iTeos’ cash, cash equivalents and investments as of the Cash Determination Time, determined in accordance with GAAP, applied on a basis consistent with iTeos’ application thereof in iTeos’ consolidated financial statements, minus (ii) Indebtedness of iTeos and its subsidiaries as of the Cash Determination Time, minus (iii) the Transaction Expenses, minus (iv) the Estimated Costs Post-Merger Closing, minus (v) $350,000 for the CVR Expense Cap under the CVR Agreement.

4.
Refer to the question “What is the CVR and how does it work?” In the fifth bullet point you state that Parent “...shall...use commercially reasonable efforts to spend up to $350,000...” to take various actions. It is unclear whether the “commercially reasonable efforts” are to be made with respect to spending the stated funds or to effect the actions listed, in which case the expenses would be subject to the CVR Expense Cap. Please revise.

Response: In response to the Staff’s comment, the Co-Offerors have revised the fifth bullet point of the question “What is the CVR and how does it work?” in the section entitled “Summary Term Sheet” in the Offer to Purchase, to add the following underlined language:

During the Disposition Period, Parent shall, and shall cause Merger Sub, licensees and rights transferees to use commercially reasonable efforts to spend up to $350,000 (the “CVR Expense Cap”) to: (i) enter into one or more agreements providing for a sale, transfer, license or other disposition of all or any part of the CVR Products (each a “Disposition Agreement”) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Parent or Merger Sub for the purpose of maintaining and preserving the CVR Products (as defined in the CVR Agreement) and seeking, negotiating and executing Disposition Agreements; (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative); (iv) maintain and prosecute the intellectual property relating to the CVR Products; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule. For the avoidance of doubt, Parent and Merger Sub are not obligated to pursue new clinical, manufacturing or enabling work with respect to the CVR Products. The Co-Offerors will be obligated to use commercially reasonable efforts to effect the actions set forth in (i)-(iv) listed above, but in no event will be obligated to spend more than the CVR Expense Cap to effect such actions. The Co-Offerors will be obligated use commercially reasonable efforts to effect the actions set forth in (v) listed above, but in no event will be obligated to spend more than the costs associated with such CMC Activities in the Closing Net Cash Schedule to effect such actions.

5.
On a related note, and only to the extent any revised disclosure in response to the prior comment does not address it, please describe what efforts the bidders are required to make in order to bring about the developments that may result in a CVR payment to security holders.

Response: The Co-Offerors acknowledge the Staff’s comment and respectfully refer the Staff to Co-Offeror’s response to Question #4 above.

6.
Refer to the question “If I accept the offer, when and how will I get paid?” Please tell us why the bidders will need up to thirty days to make payments pursuant to the CVR. We note that, in the case of a payment arising out of any Additional Closing Net Cash, it would appear that a merger would be completed shortly after the expiration of the offer.

Response: In response to the Staff’s comment, the Co-Offerors respectfully submit that the Additional Closing Net Cash Proceeds are paid no later than thirty (30) days following the Merger Closing Date to ensure that any adjustments upward or downward to Closing Net Cash, as finally determined pursuant to Section 2.01(c) of the Merger Agreement, are appropriately accounted for in the calculation of Additional Closing Net Cash Proceeds pursuant to the CVR Agreement. During the thirty (30) days following the Merger Closing Date, the Co-Offerors will continue to receive and reconcile any refunds, invoices, credit card statements, payroll data, wind-down expenses and other similar items and amounts, which are included in the calculation of Adjusted Closing Net Cash Proceeds.

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact Ryan Murr of Gibson, Dunn & Crutcher LLP, by telephone at (415) 393-8373. Thank you for your assistance.

Very truly yours,
By:	/s/ Ryan Murr
Ryan Murr

Via e-mail:

cc:	James Moloney, Gibson, Dunn & Crutcher LLP
Kevin Tang, Concentra Biosciences, LLC
Michael Hearne, Concentra Biosciences, LLC